Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 25, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Courtney Lindsay

Re:	Fisher Wallace Laboratories, Inc. Draft Offering Statement on Form 1-A Submitted May 29, 2020 File No. 024-11229

Dear Ms. Lindsay:

This letter is submitted on behalf of our client, Fisher Wallace Laboratories, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed May 29, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated August 13, 2020; referencing where appropriate, the revisions made in Amendment No. 4 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment 2 to Form 1-A

Exhibits

1.	Comment: We note your revisions to your legal opinion and bonus share structure. Please revise your offering circular to include the bonus shares in your maximum offering price. You may refer to Rule 251, Note to Paragraph (A) when determining the value to ascribe to the bonus shares.

2.	Response: We have updated the offering circular in accordance with the Staff’s comments.

The changes reflected in the Amendment have been made in response to the Staff’s comments. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks